                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                     ----------------------------------
                           Washington, D.C. 20549
                           ----------------------

                                SCHEDULE 13D
                                ------------

                  Under the Securities Exchange Act of 1934
                  -----------------------------------------
                            (Amendment No.    )*
                              -----------------

                         PHONETEL TECHNOLOGIES, INC.
                         ---------------------------
                              (Name of Issuer)


                   Common Stock, Par Value $0.01 Per Share
                   ---------------------------------------
                       (Title of Class of Securities)

                                  71921H406
                                  ---------
                               (CUSIP Number)

                             Mr. William Austin
                                212-446-1930
            Internationale Nederlanden (U.S.) Capital Corporation
                            135 East 57th Street
                          New York, New York 10022
                          ------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  Copy to:
                           Hector E. Llorens, Jr.
                               King & Spalding
                         191 Peachtree Street, N.E.
                           Atlanta, Georgia  30303

                               March 15, 1996
                               --------------
                        (Date of Event Which Requires
                          Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:  /   /

Check the following box if a fee is being paid with the Statement. / X / (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                       (Continued on following pages)



















                             Page 2 of 222 Pages
                          Exhibit Index on Page 14

CUSIP NO.  71921H406

1.    NAME OF REPORTING PERSON
      S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         Internationale Nederlanden (U.S.) Capital Corporation

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  /   /
                                                          (b)  / X /

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

         WC

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                      /  /

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

       NUMBER OF            7.    SOLE VOTING POWER           4,464,907
        SHARES
     BENEFICIALLY           8.    SHARED VOTING POWER               -0-
        OWNED BY
         EACH               9.    SOLE DISPOSITIVE POWER      4,464,907
       REPORTING
        PERSON
         WITH               10.   SHARED DISPOSITIVE POWER          -0-



11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,464,907


12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                     /  /

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         56.7%

                             Page 3 of 222 Pages
                          Exhibit Index on Page 14

14.   TYPE OF REPORTING PERSON*

         CO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION






















                              Page 4 of 222 Pages
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                      STATEMENT PURSUANT TO RULE 13d-1
                                   OF THE
                        GENERAL RULES AND REGULATIONS
                                  UNDER THE
                       SECURITIES EXCHANGE ACT OF 1934


Item 1. Security and Issuer

     The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.01 per share (the"Common Stock"), of PhoneTel Technologies, Inc. (the "Issuer"), an Ohio corporation, with its principal executive offices located at 650 Statler Office Tower, 1127 Euclid Avenue, Cleveland, Ohio 44115. Internationale Nederlanden (U.S.) Capital Corporation ("Holder"), a Delaware corporation, has entered into a Credit Agreement with the Issuer, described in Item 6. $14,500,000 of the principal amount of the loan made by the Holder pursuant to the Credit Agreement plus accrued interest on such portion of the loan is convertible in whole or in part into Series B Special Convertible Preferred Stock, par value $0.20 per share ("Series B Preferred Stock") of the Issuer, at Holder's option at any time, at a rate of 833.3333 shares of Series B Preferred Stock for each $100,000 of principal of and interest on such portion of the loan. Each share of Series B Preferred Stock is convertible into 20 shares of Common Stock of the Issuer. Simultaneously with entering into the Credit Agreement with the Issuer, the Holder purchased warrants ("Warrants") exercisable for 102,412 shares of Series A Special Convertible Preferred Stock, par value $0.20 per share ("Series A Preferred Stock") which shares of Series A Preferred Stock are convertible into 2,048,224.5 shares of Common Stock of the Issuer, as described in Item 6.

Item 2. Identity and Background

     This statement is being filed on behalf of Internationale Nederlanden (U.S.) Capital Corporation, a Delaware corporation. Holder is engaged principally in the lending and financial services business. The principal place of business and principal office of Holder is located at 135 East 57th Street, New York, New York 10022.

     Holder is a wholly owned subsidiary of Internationale Nederlanden (U.S.) Capital Holdings Corporation ("U.S. Holdings"), a holding company with subsidiaries engaged principally in the financial services business. U.S. Holdings is organized under the laws of the State of Delaware and its principal executive office is located at 135 East 57th Street, New York, New York 10022.

     U.S. Holdings is a wholly owned subsidiary of ING Bank N.V. ("INB"). INB is organized under the laws of The Netherlands and has its principal executive offices at De Amesterdamse Poort,



                              Page 5 of 222 Pages
                            Exhibit Index on Page 14

1102 MG, Amsterdam Zuid - Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands. INB is engaged principally in the financial services business.

     INB is a wholly owned subsidiary of ING Groep N.V. ("ING"), a holding company organized under the laws of The Netherlands with subsidiaries engaged principally in the financial services business. ING's principal executive office is located at Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.

     Schedule 1 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each executive officer and director of (i) Holder, (ii) U.S. Holdings, (iii) INB and (iv) ING.

     During the last five years, none of (i) Holder, (ii) U.S. Holdings, (iii) INB, (iv) ING and, (v) to the best knowledge of Holder, the persons identified in Schedule 1, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

     The funds required for the loan to the Issuer pursuant to the Credit Agreement and for the purchase of the Warrants of the Issuer have been provided from the working capital of the Holder. It is anticipated that the exercise price of the Warrants will be paid from the working capital of the Holder.


Item 4. Purpose of Transaction.

     The purpose of the transaction, described in Item 6, was to provide an inducement to Holder for entering into the Credit Agreement and providing certain loans to Issuer, as well as for general investment purposes. Except as set forth above and in Item 6 and the exhibits hereto, Holder has no plans or proposals relating to any matters specified in paragraphs (a) through (j) of
Item 4 of Schedule 13D. However, Holder reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any.


Item 5. Interest in Securities of the Issuer.

     (a) Holder may be deemed to own beneficially (as that term is defined in Rule 13d-3 ("Rule 13d-3") under the Act) the shares of Common Stock of the Issuer which it has a right to acquire pursuant to (i) conversion of a portion of the loan made pursuant to the Credit Agreement into Series B Preferred Stock and conversion of the Series B Preferred Stock into Common Stock


                             Page 6 of 222 Pages
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


and (ii) the exercise of the Warrants for Series A Preferred Stock, and conversion of the Series A Preferred Stock into Common Stock. According to the Issuer there were 3,427,838 shares of Common Stock outstanding as of March 15, 1996. Based on such number and assuming conversion in full of the portion of the loan made pursuant to the Credit Agreement that is convertiable by Holder and the exercise by Holder of the Warrants in full, the Common Stock that Holder may be deemed to own beneficially (as the term is defined in Rule 13d-3) represents approximately 56.7% of the outstanding Common Stock. Except as described herein, none of (i) Holder, (ii) U.S. Holdings, (iii) INB, (iv) ING and (v) to the best knowledge of Holder, the persons identified in Schedule 1 hereto, presently beneficially own any Common Stock.

     (b) Upon conversion of the loan and exercise of the Warrants and subsequent conversion of Series A Preferred Stock and Series B Preferred Stock, Holder will have sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, the Common Stock which Holder may be deemed to own beneficially (as the term is defined in Rule 13d-3).

     (c) Except as indicated herein, no transactions in the shares of Common Stock have been effected by (i) Holder, (ii) U.S. Holdings, (iii) INB, (iv) ING or, (v) to the best knowledge of Holder, by any of the persons listed on
Schedule 1 hereto, during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On March 15, 1996, Holder, as agent for various lenders, entered into a credit agreement ("Credit Agreement") with the Issuer, as the borrower, providing for (i) a revolving loan commitment in an aggregate amount of up to six million dollars ($6,000,000), (ii) a revolving loan commitment of up to two million two hundred fifty thousand dollars ($2,250,000), and (iii) a term loan of up to twenty nine million dollars ($29,000,000) ("Term Loan"). The Term Loan and accrued interest thereon is convertible in whole or in part at any time into Series B Preferred Stock at the option of the lender at any time and the Series B Preferred Stock is convertible at the option of the holder into Common Stock of the Issuer. Holder owns $14,500,000 principal amount of the Term Loan.

     Simultaneously with entering into the Credit Agreement, Holder purchased Warrants exercisable, at an exercise price of $.20 per Warrant Share, for 102,412 shares of Series A Preferred Stock which Series A Preferred Stock is convertible in whole or in part at any time into Common Stock of the Issuer at the option of the Holder. A letter agreement was entered into between PhoneTel Technologies, Inc. and Internationale Nederlanden (U.S.) Capital Corporation and Cerberus Partners, L.P. dated March 15, 1996 providing for an adjustment in the number of Warrants

                             Page 7 of 222 Pages
                          Exhibit Index on Page 14
under certain circumstances if the actual number of warrants held by other persons to acquire shares of Common Stock differs from the parties' understanding as of March 15, 1996. In certain circumstances the Holder has a right to require the Issuer to repurchase the Warrant Securities (as defined in the Warrant Purchase Agreement). These circumstances include a repurchase of the entire amount of the Warrant Securities upon an Event of Default (as defined in the Credit Agreement) and a portion of the Warrant Securities (the portion determined in accordance with Section 19 of the Warrant Purchase Agreement) in the event (i) any representation or warranty of the Issuer under any of the documents relating to the Credit Agreement is incorrect when made in any material respect; (ii) the Issuer defaults in performance and observance of its obligations under the Warrant Documents; (iii) of a merger or consolidation of the Issuer with or into any other person, except certain permitted mergers;
(iv) of a Change of Control (as defined in the Warrant Purchase Agreement); or,
(v) of a refinancing under certain circumstances.

     On March 15, 1996, Holder, Cerberus Partners, L.P. and the Issuer also entered into a registration rights agreement ("Registration Rights Agreement") providing for the registration, under certain circumstances, of Holder's Common Stock issuable upon conversion of Series A Preferred Stock or Series B Preferred Stock.

     The description of the transactions contained herein is qualified in its entirety by reference to the Credit Agreement, the Warrant Purchase Agreement, the Registration Rights Agreement, and the letter agreement between PhoneTel Technologies, Inc. and Internationale Nederlanden (U.S.) Capital Corporation and Cerberus Partners, L.P. dated March 15, 1996, which are attached as Exhibits to this statement on Schedule 13D.


Item 7. Material to be filed as Exhibits.

1 Credit Agreement dated as of March 15, 1996, among PhoneTel Technologies, Inc., as the Borrower, Various Lenders and Internationale Nederlanden (U.S.) Capital Corporation, as the Agent for the Lenders.

2 Warrant Purchase Agreement between PhoneTel Technologies, Inc. and Internationale Nederlanden (U.S.) Capital Corporation and Cerberus Partners, L.P. dated as of March 15, 1996.

3 Registration Rights Agreement between PhoneTel Technologies, Inc. and Internationale Nederlanden (U.S.) Capital Corporation and Cerberus Partners, L.P. dated as of March 15, 1996.

4 Letter Agreement between PhoneTel Technologies, Inc. and Internationale Nederlanden (U.S.) Capital Corporation and Cerberus Partners, L.P. dated March 15, 1996.


                             Page 8 of 222 Pages
                          Exhibit Index on Page 14

                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 1996

                      INTERNATIONALE NEDERLANDEN (U.S.)
                      CAPITAL CORPORATION


                      By: /s/ James W. Latimer
                          ----------------------------------------
                          Name:   James W. Latimer
                          Title:  Managing Director


















                              Page 9 of 222 Pages
                            Exhibit Index on Page 14

                                 SCHEDULE 1

     Set forth below is the name and position of each of the executive officers and directors of (i) Holder, (ii) U.S. Holdings, (iii) INB and (iv) ING.

     Except as otherwise indicated, the principal occupation of each person listed below is as a Senior Officer of Holder, U.S. Holdings, INB and/or ING, as the case may be. Unless otherwise indicated, each person listed below is a citizen of The Netherlands.

     The business address of each person at Holder and U.S. Holdings is 135 East 57th Street, New York, New York 10022. The business address of each person at INB is De Amsterdamse Poort, 1102 MG, Amsterdam Zuid - Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands. The business address of each person at ING is Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.

            INTERNATIONALE NEDERLANDEN (U.S.) CAPITAL CORPORATION

Executive Officers
------------------
Name                              Position
----                              --------

L.C. Grijns                       Chairman
H.D. Bartges                      President
 (U.S.)


Directors
---------

                                  Principal Occupation
Name                              (if other than as indicated above)
----                              ----------------------------------

L.C. Grijns                       Chairman
H.D. Bartges                      President
 (U.S.)
J.C. Gray                         Treasurer Senior Managing Director of Holder
 (U.S.)
Albert J. Staal










                            Page 10 of 222 Pages
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


       INTERNATIONALE NEDERLANDEN (U.S.) CAPITAL HOLDINGS CORPORATION


Executive Officers
------------------

Name                                    Position
----                                    --------

L.C. Grijns                             Chairman
H.D. Bartges                            President
 (U.S.)


Directors
---------

                                 Principal Occupation
Name                             (if other than as indicated above)
----                             ----------------------------------

L.C. Grijns,
  Chairman
J.C. Gray
  (U.S.)
H.D. Bartges
  (U.S.)
H.H. Idzerda
C. Maas
D. Arends


                                 ING BANK N.V.

Executive Officers
------------------

Name                       Position
----                       --------

G.J.A. van der Lugt        Chairman
J.H.M. Lindenbergh         Member
C. Maas                    Member
M. Minderhoud              Member





                            Page 11 of 222 Pages
                          Exhibit Index on Page 14

Directors
---------
                        Principal Occupation
Name                    (if other than as indicated above)
---------               ----------------------------------

J. W. Berghuis          Vice Chairman, Executive Board, Koninklijke
                          Pakhoed N.V.
J. Kamminga             Chairman of the Board, MKB Nederland; director of
                          Makelaarskantoor J. Kamminga & Zonen B.V.
O.H.S. van Royen        Retired
G. Verhagen             Retired
P.F. van der Heijden


                                 ING GROUP N.V.

Executive Officers
------------------

Name                    Position
----                    -------------

A.G. Jacobs             Chairman
G.J.A. van der Lugt     Vice Chairman
J.H. Holsboer           Member
H. Huizinga             Member
E. Kist                 Member
J.H.M. Lindenbergh      Member
C. Maas                 Member
M. Minderhoud           Member

Directors
---------
                       Principal Occupation
Name                   (if other than as indicated above)
----                   ---------------------------------------------

J.H. Chonfoer,         Retired
 Chairman
T.C. Braakman,         Retired
 Vice Chairman
J.B. Erbe,             Retired
  Vice Chairman
L.A.A. van den Berghe  Professor at Erasmus University of Rotterdam,
  (Belgium)             The Netherlands (Economics and management of
                        insurance companies)



                            Page 12 of 222 Pages
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


J.W. Berghuis           Vice Chairman, Executive Board, Koninklijke
                          Pakhoed N.V.
V. Halberstadt          Professor at Leyden University, The Netherlands
                          (Faculty of Law, Public Finance)
J. Kamminga             Chairman of the Board, MKB Nederland; director
                            of Makelaarskantoor J. Kamminga & Zonen B.V.
O.H.A. van Royen        Retired
J.J. van Rijn           Retired
G. Verhagen             Retired
P.F. van der Heijden
M. Ververs              Chairman of Executive Board, Wolters Kluwer N.V.




                            Page 13 of 222 Pages
                          Exhibit Index on Page 14

                                EXHIBIT INDEX


Exhibit            Description
-------            -----------

1 Credit Agreement dated March 15, 1996, among PhoneTel Technologies, Inc., as the Borrower, Various Lenders and Internationale Nederlanden (U.S.) Capital Corporation, as the Agent for the Lenders.

2 Warrant Purchase Agreement between PhoneTel Technologies, Inc. and Internationale Nederlanden (U.S.) Capital Corporation and Cerberus Partners, L.P. dated March 15, 1996.

3 Registration Rights Agreement between PhoneTel Technologies, Inc. and Internationale Nederlanden (U.S.) Capital Corporation and Cerberus Partners, L.P. dated March 15, 1996.

4 Letter Agreement between PhoneTel Technologies, Inc. and Internationale Nederlanden (U.S.) Capital Corporation and Cerberus Partners, L.P. dated March 15, 1996.










                            Page 14 of 222 Pages
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